December 13, 2024

Graham O'Brien
Chief Financial Officer
ZoomInfo Technologies Inc.
805 Broadway Street , Suite 900
Vancouver , Washington 98660

       Re: ZoomInfo Technologies Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 15, 2024
Dear Graham O'Brien:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted Net Income, page 51

1.     With respect to your Adjusted Net Income measure, please further clarify each
       component of the    tax impact of the adjustments to net income (loss),
  including the
       dollar amounts, how the adjustments are calculated, and why it is appropriate to include the adjustments in the non-GAAP measure. Revise your disclosures in future filings, as appropriate, to include this information.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 125

2. Please amend your filing to include a conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2023. Refer to
Item 307 of
       Regulation S-K.
 December 13, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology